Pricing Supplement No. 1332B
To underlying supplement No. 1 dated September 29, 2009,
product supplement B dated March 1, 2011,
prospectus supplement dated September 29, 2009
and prospectus dated September 29, 2009
Registration Statement No. 333-162195 Dated October 21, 2011; Rule 424(b)(2)
Deutsche Bank AG
Deutsche Bank AG, London Branch
$762,000 Buffered Contingent Fixed Payment Securities Linked to the Russell 2000® Index due October 30, 2012
General
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The securities are designed for investors who seek a return linked to the performance of the Russell 2000® Index (the “Index”). If the Final Level is equal to or greater than the Initial Level, investors will be entitled to receive at maturity the Face Amount of the securities plus a fixed payment of $164.50 per $1,000 Face Amount of securities. The securities do not pay coupons or dividends and investors should be willing to lose up to 90.00% of their investment if the Index declines by more than 10.00%. Any payment at maturity is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG, London Branch due October 30, 2012.
•	Minimum denominations of $1,000 (the “Face Amount”) and integral multiples of $1,000 in excess thereof.
•	The securities priced on October 21, 2011 (the “Trade Date”) and are expected to settle on October 28, 2011 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Index:	Russell 2000® Index (Ticker: RTY)
Issue Price:	100% of the Face Amount
Payment at Maturity:
If the Final Level is equal to or greater than the Initial Level, you will be entitled to receive a cash payment per $1,000 Face Amount of securities equal to the Face Amount plus the Face Amount multiplied by the Fixed Payment Percentage.

The maximum Payment at Maturity will be equal to $1,164.50 per $1,000 Face Amount of securities, regardless of whether the Final Level has increased from the Initial Level by more than the Fixed Payment Percentage.

Your investment is protected against a decline of up to 10.00% from the Initial Level to the Final Level.  If the Final Level is less than the Initial Level by not more than the Buffer Level of 10.00%, you will be entitled to receive a cash payment at maturity equal to $1,000 per $1,000 Face Amount of securities.

If the Final Level is less than the Initial Level by more than the Buffer Level of 10.00%, you will lose 1.00% of the Face Amount of your securities for every 1.00% that the Final Level is less than the Initial Level by more than 10.00%, and you will be entitled to receive a cash payment per $1,000 Face Amount of securities, calculated as follows:

$1,000 + [$1,000 x (Index Return + 10.00%)]
You may lose up to 90.00% of your investment at maturity if the Final Level is less than the Initial Level by more than 10.00%.
Any Payment at Maturity is subject to the credit of the Issuer.
Index Return:	The performance of the Index from the Initial Level to the Final Level, calculated as follows:
Final Level – Initial Level Initial Level
Buffer Level:	10.00%
Fixed Payment Percentage:	16.45% or $164.50 per $1,000 Face Amount of securities
Initial Level:	712.42, the Index closing level on the Trade Date
Final Level:	The Index closing level on the Final Valuation Date
Trade Date:	October 21, 2011
Settlement Date:	October 28, 2011
Final Valuation Date†:	October 23, 2012
Maturity Date†:	October 30, 2012
Listing:	The securities will not be listed on any securities exchange.
CUSIP:	2515A1 DE 8
ISIN:	US2515A1DE83
† Subject to postponement in the event of a market disruption event as described under “Description of Securities—Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement.
Investing in the securities involves a number of risks. See “Risk Factors” beginning on page 5 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying underlying supplement, product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.
	Price to Public	Max. Total Discounts, Commissions and Fees(1)	Min. Proceeds to Us
Per Security	$1,000.00	$15.00	$985.00
Total	$762,000.00	$11,430.00	$750,570.00
(1)
For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information (Conflicts of Interest)” in this pricing supplement.  The securities will be sold with underwriting discounts and commissions in an amount of $15.00 per $1,000.00 securities.

The agent for this offering is our affiliate. For more information see “Supplemental Underwriting Information (Conflicts of Interest)” in this pricing supplement.
The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$762,000.00	$87.32

Deutsche Bank Securities

October 21, 2011

ADDITIONAL TERMS SPECIFIC TO THE SECURITIES

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You should read this pricing supplement together with underlying supplement No. 1 dated September 29, 2009, product supplement B dated March 1, 2011, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these securities are a part and the prospectus dated September 29, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Underlying supplement No. 1 dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200168/d424b21.pdf

Product supplement B dated March 1, 2011:
http://www.sec.gov/Archives/edgar/data/1159508/000119312511052380/d424b21.pdf

Prospectus supplement dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf

Prospectus dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

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Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

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This pricing supplement, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the securities.

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Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

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You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.

What Is the Payment at Maturity Assuming a Range of Performance for the Index?

The table below illustrates the Payment at Maturity per $1,000 Face Amount of securities for a hypothetical range of performance for the Index from -100.00% to +100.00% and reflects the Initial Level of 712.42, the Buffer Level of 10.00% and the Fixed Payment Percentage of 16.45%. The following results are based solely on the hypothetical example cited. You should consider carefully whether the securities are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Hypothetical Final Level	Hypothetical Index Return	Hypothetical Return	Payment at Maturity
1,424.84	100.00%	16.45%	$1,164.50
1,353.60	90.00%	16.45%	$1,164.50
1,282.36	80.00%	16.45%	$1,164.50
1,211.11	70.00%	16.45%	$1,164.50
1,139.87	60.00%	16.45%	$1,164.50
1,068.63	50.00%	16.45%	$1,164.50
997.39	40.00%	16.45%	$1,164.50
926.15	30.00%	16.45%	$1,164.50
854.90	20.00%	16.45%	$1,164.50
783.66	10.00%	16.45%	$1,164.50
748.04	5.00%	16.45%	$1,164.50
712.42	0.00%	16.45%	$1,164.50
676.80	-5.00%	0.00%	$1,000.00
641.18	-10.00%	0.00%	$1,000.00
569.94	-20.00%	-10.00%	$900.00
498.69	-30.00%	-20.00%	$800.00
427.45	-40.00%	-30.00%	$700.00
356.21	-50.00%	-40.00%	$600.00
284.97	-60.00%	-50.00%	$500.00
213.73	-70.00%	-60.00%	$400.00
142.48	-80.00%	-70.00%	$300.00
71.24	-90.00%	-80.00%	$200.00
0.00	-100.00%	-90.00%	$100.00

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the Payments at Maturity set forth in the table above are calculated.

Example 1: The level of the Index increases 5.00% from the Initial Level of 712.42 to a Final Level of 748.04. Because the Index Return is 5.00%, the investor will receive $1,164.50 per $1,000 Face Amount of securities, calculated as follows:

$1,000.00 + $164.50 = $1,164.50

Example 2: The level of the Index increases 50.00% from the Initial Level of 712.42 to a Final Level of 1,068.63. Because the Index Return is 50.00%, the investor will receive $1,164.50 per $1,000 Face Amount of securities, even though the Final Level has increased beyond the Fixed Payment Percentage, calculated as follows:

$1,000.00 + $164.50 = $1,164.50

Example 3: The Final Level is equal to the Initial Level of 712.42. Because the Index Return is 0.00%, the investor will receive $1,164.50 per $1,000 Face Amount of securities, calculated as follows:

$1,000.00 + $164.50 = $1,164.50

Example 4: The level of the Index decreases 5.00% from the Initial Level of 712.42 to a Final Level of 676.80. Because the Final Level of 676.80 is less than the Initial Level of 712.42 by not more than the Buffer Level of 10.00%, the investor will receive a Payment at Maturity of $1,000 per $1,000 Face Amount of securities.

Example 5: The level of the Index decreases 40.00% from the Initial Level of 712.42 to a Final Level of 427.45. Because the Final Level of 427.45 is less than the Initial Level of 712.42 by more than the Buffer Level of 10.00%, the investor will receive a Payment at Maturity of $700.00 per $1,000 Face Amount of securities, calculated as follows:

$1,000 + [$1,000 x (-40.00% + 10.00%)] = $700.00

Selected Purchase Considerations

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APPRECIATION POTENTIAL IS FIXED AND LIMITED — If the Final Level is equal to or greater than the Initial Level, your appreciation potential will be limited to the Fixed Payment Percentage of 16.45%, resulting in a maximum Payment at Maturity of $1,164.50 per $1,000 Face Amount of securities. Because the securities are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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LIMITED PROTECTION AGAINST LOSS — The Payment at Maturity of the Face Amount of the securities is protected against a negative Index Return of up to the Buffer Level of 10.00%. If the Final Level is less than the Initial Level by more than 10.00%, you will lose an amount equal to 1.00% of the Face Amount of your securities for every 1.00% that the Final Level is less than the Initial Level by more than the Buffer Level of 10.00%. For example, an Index Return of -20.00% will result in a 10.00% loss on your initial investment. In these circumstances, you could lose up to 90.00% of your investment.

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RETURN LINKED TO THE PERFORMANCE OF THE RUSSELL 2000® INDEX — The return on the securities is linked to the Russell 2000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. The Russell 2000® Index measures the composite price performance of stocks of approximately 2,000 companies domiciled in the U.S. and its territories and consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index represents approximately 10% of the total market capitalization of the Russell 3000® Index. This is just a summary of the Russell 2000® Index. For more information on the Russell 2000® Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled “The Russell Indices – The Russell 2000 Index” in the accompanying underlying supplement No. 1 dated September 29, 2009.

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TAX CONSEQUENCES — You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” Although the tax consequences of an investment in the securities are uncertain, we believe it is reasonable to treat the securities as prepaid financial contracts for U.S. federal income tax purposes. Under this treatment, (i) you should not recognize taxable income or loss prior to the maturity of your securities, other than pursuant to a sale or exchange, and (ii) your gain or loss on the securities should be capital gain or loss and should be long-term capital gain or loss if you have held the securities for more than one year. If, however, the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the securities, the tax consequences of ownership and disposition of the securities might be affected materially and adversely. We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the tax treatment described in this pricing supplement and the accompanying product supplement.

In 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may include the securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

Legislation enacted in 2010 requires certain individuals who hold “debt or equity interests” in any “foreign financial institution” that are not “regularly traded on an established securities market” to report information about such holdings on their U.S. federal income tax returns unless a regulatory exemption is provided. If you are an individual, you should consult your tax adviser regarding this legislation.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the securities.

For a discussion of certain German tax considerations relating to the securities, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

We do not provide any advice on tax matters. You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the securities (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Index or in any of the components underlying the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

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YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS — The securities do not pay coupons or dividends and do not guarantee any return of your investment beyond the Buffer Level.  The return on the securities at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative.  Your investment will be exposed to a 1.00% loss for each 1.00% that the Final Level is less than the Initial Level in excess of the 10.00% Buffer Level. Accordingly, you may lose up to 90.00% of your initial investment if the Final Level is less than the Initial Level by more than 10.00%.

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YOUR MAXIMUM GAIN ON THE SECURITIES IS LIMITED TO THE FIXED PAYMENT PERCENTAGE — If the Final Level is equal to or greater than the Initial Level, for each $1,000 Face Amount of securities, you will receive at maturity $1,000 plus the product of $1,000 and the Fixed Payment Percentage of 16.45%, regardless of the appreciation in the Index, which may be significant. Accordingly, the maximum Payment at Maturity will be $1,164.50 for every $1,000 Face Amount of securities. You will receive a return reflecting the Fixed Payment Percentage only if the Final Level is equal to or greater than the Initial Level. If the Final Level is less than the Initial Level, your Payment at Maturity will not be greater than $1,000 per $1,000 Face Amount of securities, and you could lose up to 90.00% of your initial investment.

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CREDIT OF THE ISSUER — The securities are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the securities, including any Payment at Maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the securities and in the event Deutsche Bank AG were to default on its obligations you may not receive the Payment at Maturity owed to you under the terms of the securities.

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TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE SECURITIES — We or one or more of our affiliates may hedge our exposure from the securities by entering into equity and equity derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Index and make it less likely that you will receive a return on your investment in the securities. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the securities declines. We or our affiliates may also engage in trading in instruments linked to the Index on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Index. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the securities. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investors in the securities.

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ASSUMING NO CHANGES IN MARKET CONDITIONS OR ANY OTHER RELEVANT FACTORS, THE VALUE OF THE SECURITIES ON THE SETTLEMENT DATE (AS DETERMINED BY DEUTSCHE BANK AG) WILL BE LESS THAN THE ORIGINAL ISSUE PRICE — While the Payment at Maturity described in this pricing supplement is based on the full Face Amount of your securities, the Issue Price of the securities includes the agents’ commission and the cost of hedging our obligations under the securities through one or more of our affiliates.  Our hedging costs include the projected profit that we or our affiliates are expected to realize in consideration for assuming the risks inherent in managing the hedging transactions. Therefore, the value of the securities on the Settlement Date, assuming no changes in market conditions or other relevant factors, will be less than the Issue Price.  The inclusion of commissions and hedging costs in the original Issue Price will also decrease the price, if any, at which we will be willing to purchase the securities after the Settlement Date, and any sale on the secondary market could result in a substantial loss to you.  The securities are not designed to be short-term trading instruments.  Accordingly, you should be willing and able to hold your securities to maturity.

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THE SECURITIES WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY — The securities will not be listed on any securities exchange. Deutsche Bank AG or its affiliates may offer to purchase the securities in the secondary market but are not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the securities.

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NO COUPON OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the securities, you will not receive coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component stocks underlying the Index would have.

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WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX TO WHICH THE SECURITIES ARE LINKED OR THE VALUE OF THE SECURITIES — Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the securities, or express opinions or provide recommendations that are inconsistent with purchasing or holding the securities. Deutsche Bank AG, its affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the securities. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the securities and the Index to which the securities are linked.

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POTENTIAL CONFLICTS OF INTEREST EXIST BECAUSE THE ISSUER AND THE CALCULATION AGENT FOR THE SECURITIES ARE THE SAME LEGAL ENTITY — Deutsche Bank AG is the Issuer and the calculation agent for the securities. We, as calculation agent for the securities, will maintain some discretion in making decisions relating to the securities, including whether there has been a market disruption event. In the event of any such market disruption event, we may use an alternate method to calculate the Index closing level, including the Initial Level and Final Level. While Deutsche Bank AG will act in good faith and in a commercially reasonable manner in making all determinations with respect to the securities, there can be no assurance that any determinations made by Deutsche Bank AG in these capacities will not affect the value of the securities. Because determinations made by Deutsche Bank AG as the calculation agent for the securities, may affect the Payment at Maturity, potential conflicts of interest may exist between Deutsche Bank AG and you, as a holder of the securities.

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OUR ACTIONS AS CALCULATION AGENT AND OUR HEDGING ACTIVITY MAY ADVERSELY AFFECT THE VALUE OF THE SECURITIES — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these roles, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

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MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES — In addition to the level of the Index on any day, the value of the securities will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time remaining to maturity of the securities;

•	the market price and dividend rate on the component stocks underlying the Index;

•	interest rates and yields in the market generally and in the markets of the component stocks underlying the Index;

•	a variety of economic, financial, political, regulatory or judicial events;

•	the composition of the Index and any changes to the component stocks underlying it;

•	supply and demand for the securities; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the securities, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the securities are uncertain, and the IRS or a court might not agree with the treatment of the securities as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the securities, the tax consequences of ownership and disposition of the securities might be affected materially and adversely. In addition, as described above under “Tax Consequences,” in 2007 Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may include the securities. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect. You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the securities (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The securities may be suitable for you if:

•	You seek an investment with a return linked to the performance of the Index;

•	You are willing to invest in the securities based on the Buffer Level and Fixed Payment Percentage range;

•	You are willing to lose up to 90.00% of your initial investment if the Final Level is less than the Initial Level by an amount greater than the 10.00% Buffer Level;

•	You are willing and able to hold the securities to maturity;

•	You are willing to accept our credit risk; and

•	You do not seek current income from this investment.

The securities may not be suitable for you if:

•	You do not seek an investment with exposure to the Index;

•	You are unwilling or unable to hold the securities to maturity;

•	You seek an investment that is protected against the loss of your initial investment;

•	You are not willing to be exposed to our credit risk;

•	You seek current income from your investments; or

•	You seek an investment for which there will be an active secondary market.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing levels from October 20, 2006 through October 21, 2011.  The closing level of the Russell 2000® Index on October 21, 2011 was 712.42.  We obtained the Index closing levels below from Bloomberg, and we have not participated in the preparation of, or verified, such information. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Final Level of the Index. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment beyond the Buffer Level.

Supplemental Underwriting Information (Conflicts of Interest)

Deutsche Bank Securities Inc. (“DBSI”), acting as agent for Deutsche Bank AG, will receive a selling concession in connection with the sale of the securities of up to 1.50% or $15.00 per $1,000 Face Amount of securities. DBSI may pay referral fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 Face Amount of securities to certain other broker dealers.  See “Underwriting (Conflicts of Interest)” in the accompanying product supplement.

DBSI, the agent for this offering, is our affiliate. In accordance with Rule 5121 of the Financial Industry Regulatory Authority Inc. (FINRA), DBSI may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

Settlement

We expect to deliver the securities against payment for the securities on the Settlement Date indicated above, which will be the fifth business day following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than three business days after the Trade Date, purchasers who wish to transact in the securities more than three business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.